                                                           File Number:  0-29174
                        SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                     FORM 6-K

                   REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                             RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                       FOR THE QUARTER ENDED JUNE 30, 1997

                           LOGITECH INTERNATIONAL S.A.
              (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                  NOT APPLICABLE
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                           CANTON OF VAUD, SWITZERLAND
                 (JURISDICTION OF INCORPORATION OR ORGANIZATION)

                           LOGITECH INTERNATIONAL S.A.
                               APPLES, SWITZERLAND
                                C/O LOGITECH INC.
                                6505 KAISER DRIVE
                            FREMONT, CALIFORNIA 94555
                                  (510) 795-8500
          (ADDRESS AND TELEPHONE NUMBER OF PRINCIPAL EXECUTIVE OFFICES)




INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER FORM 20-F OR FORM 40-F.
                X  FORM 20-F                  FORM 40-F


INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934.
                     YES                 X  NO


IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12g3-2(b).
                     NOT APPLICABLE

                          LOGITECH INTERNATIONAL S.A.
                                    FORM 6-K
                               TABLE OF CONTENTS

                                                                                                           Page
                                                                                                           ----
Financial Information (unaudited):
  Consolidated Balance Sheets at June 30, 1997 and March 31, 1997.......................................     3
  Consolidated Statements of Income for the three months ended June 30, 1997 and 1996...................     4
  Consolidated Statements of Cash Flows for the three months ended June 30, 1997 and 1996...............     5
  Notes to Consolidated Financial Statements............................................................     6
Management's Discussion and Analysis of Financial Condition and Results of Operations...................     8
Signatures..............................................................................................    12


                          LOGITECH INTERNATIONAL S.A.
                          CONSOLIDATED BALANCE SHEETS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
--------------------------------------------------------------------------


                                           JUNE 30,     MARCH 31,
                                             1997          1997
                                          -----------   ---------
             ASSETS                       (UNAUDITED)
Current assets:
  Cash and cash equivalents................  $ 30,858    $ 38,504
  Accounts receivable......................    60,234      71,634
  Inventories..............................    64,328      63,377
  Other current assets.....................     5,591       9,253
                                             --------    --------
       Total current assets................   161,011     182,768
  Property, plant and equipment, net.......    32,534      32,135
  Other assets.............................     5,399       1,520
                                             --------    --------
       Total assets                          $198,944    $216,423
                                             ========    ========


         LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Short-term debt........................... $  5,004    $ 17,849
  Current maturities of long-term debt......       80         162
  Accounts payable..........................   38,982      44,406
  Accrued liabilities.......................   32,158      38,690
                                             --------    --------
       Total current liabilities............   76,224     101,107
Long-term debt, net of current maturities..     3,209       3,188
Other liabilities...........................      532         437
                                             --------    --------
       Total liabilities....................   79,965     104,732
                                             --------    --------

Shareholders' equity:
  Registered shares, par value CFH 20 -
    2,101,688 authorized, 353,312
    conditionally authorized, 2,001,688
    issued and outstanding at June 30 and
    March 31, 1997..........................   28,738      28,738
  Additional paid-in capital................   75,360      73,430
  Less registered shares in treasury, at
  cost, 136,718 at June 30, 1997 and
  182,839 at March 31, 1997.................  (12,490)    (16,813)
  Retained earnings.........................   33,881      31,730
  Cumulative translation adjustment.........   (6,510)     (5,394)
                                             --------    --------
       Total shareholders' equity...........  118,979     111,691
                                             --------    --------
       Total liabilities and shareholders'
       equity............................... $198,944    $216,423
                                             ========    ========



   The accompanying notes are an integral part of these financial statements.

                          LOGITECH INTERNATIONAL S.A.
                       CONSOLIDATED STATEMENTS OF INCOME
               (In thousands, except share and per share amounts)
------------------------------------------------------------------------------

                                          THREE MONTHS ENDED JUNE 30,
                                          ---------------------------
                                              1997           1996
                                          -------------    ----------
                                                   (UNAUDITED)

Net sales...............................     $   90,158    $   84,362
Cost of goods sold......................         64,363        59,163
                                             ----------    ----------
Gross profit............................         25,795        25,199
Operating expenses:
  Marketing and selling.................         12,061        11,998
  Research and development..............          7,266         6,355
  General and administrative............          4,805         4,939
                                             ----------    ----------
Operating income........................          1,663         1,907
Interest income (expense), net..........            213          (293)
Other income (expense), net.............            655         1,273
                                             ----------    ----------
Income before income taxes..............          2,531         2,887
Provision for income taxes..............            381           445
                                             ----------    ----------
Net income..............................     $    2,150    $    2,442
                                             ==========    ==========
Net income per share....................          $1.10         $1.38
Weighted average registered shares and
     equivalents........................      1,954,961     1,772,774




   The accompanying notes are an integral part of these financial statements.

                          LOGITECH INTERNATIONAL S.A.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
------------------------------------------------------------------------------

                                           THREE MONTHS ENDED JUNE 30,
                                           ---------------------------
                                               1997           1996
                                           ------------     ----------
                                                    (UNAUDITED)
Cash flows from operating activities:
  Net income............................       $  2,150       $  2,442
  Non-cash items included in net
   income:
     Depreciation and amortization......          3,093          2,692
     Loss on disposal of property,
      plant and equipment...............             --            233
     Write-down of investments..........            (27)           690
     Stock compensation expense.........             79            316
     Deferred income taxes..............           (605)          (507)
   Changes in current assets and
    liabilities:
     Accounts receivable................         11,360         11,090
     Inventories........................         (1,363)         4,236
     Other current assets...............            968         (2,170)
     Accounts payable...................         (6,084)        (3,333)
     Accrued liabilities................         (6,748)          (228)
                                               --------       --------
        Net cash provided by operating
         activities.....................          2,823         15,461
                                               --------       --------
Cash flows from investing activities:
     Additions to property, plant and
      equipment.........................         (3,723)        (2,746)
     Other investing activities.........             62             50
                                               --------       --------
        Net cash used in
         investing activities...........         (3,661)        (2,696)
                                               --------       --------
Cash flows from financing activities:
     Decrease in short-term debt........        (12,927)        (8,732)
     Repayment of long-term debt........             --           (346)
     Purchase of treasury shares........             --         (1,105)
     Proceeds from sale of treasury
      shares............................          6,174            970
                                               --------       --------
        Net cash used in
         financing activities...........         (6,753)        (9,213)
                                               --------       --------
Effect of exchange rate changes on cash
 and cash equivalents...................            (55)          (225)
                                               --------       --------
Net increase (decrease) in cash and
 cash equivalents.......................         (7,646)         3,327
Cash and cash equivalents at beginning
 of period..............................         38,504         28,564
                                               --------       --------
Cash and cash equivalents at end of
 period.................................       $ 30,858       $ 31,891
                                               ========       ========
Supplemental cash flow information:
     Interest paid......................       $    128      $     508
     Income taxes paid..................       $    879      $     708




   The accompanying notes are an integral part of these financial statements.

                          LOGITECH INTERNATIONAL S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- THE COMPANY:

  Logitech International S.A. (the "Company") designs, manufactures and markets Senseware peripherals, products that serve as primary physical interfaces between users and their personal computers and other multimedia devices. Senseware peripherals include: professional pointing devices such as 2D, 3D, and cordless mice; trackballs and touchpads; control devices for entertainment such as joysticks, gamepads, and 3D game controllers; and imaging devices such as personal color scanners and digital video cameras. The Company sells its products to both original equipment manufacturers ("OEMs") and to a network of retail distributors and retailers.

NOTE 2 -- INTERIM FINANCIAL DATA:

  The accompanying consolidated financial statements should be read in conjunction with the Company's 1997 Annual Report on Form 20-F as filed with the Securities and Exchange Commission. In the opinion of management, the accompanying financial information includes all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position, results of operations and cash flows for the interim periods. The results of operations and cash flows for the interim periods presented are not necessarily indicative of the results of any future period.

  The Company reports quarterly results on thirteen-week periods, each ending on a Friday. For purposes of presentation, the Company has indicated its quarterly periods as ending on the month end.

NOTE 3 -- INITIAL PUBLIC OFFERING IN THE U.S.:

  On March 27, 1997, the Company sold 200,000 registered shares from treasury in a U.S. initial public offering in the form of 2,000,000 American Depositary Shares ("ADS"). Total proceeds from the offering amounted to $32.0 million, or $16 per ADS. Underwriting discounts and commissions, share issue and other taxes and other offering expenses amounted to $5.2 million, which resulted in net proceeds to the Company of $26.8 million. On April 25, 1997, the Company sold an additional 30,000 registered shares from treasury under an option granted to the underwriters to cover over-allotments. Such sale generated net proceeds of $4.5 million.

NOTE 4 -- NET INCOME EARNINGS PER SHARE:

  Net income per share is computed by dividing net income by the weighted average number of outstanding registered shares and, if dilutive, weighted average registered share equivalents. Registered share equivalents include registered shares issuable upon the exercise of stock options (using the treasury stock method). Pursuant to the requirements of the Securities and Exchange Commission, treasury stock sold and registered share equivalents relating to stock options granted during the twelve months preceding the commencement of the U.S. public offering and through the effective date (March 27, 1997) have been included in the calculation of net income per share (using the treasury stock method and the public offering price) as if they were outstanding for all periods presented through December 31, 1996.

  In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"). This statement is effective for the Company's fiscal quarter ending December 31, 1997. Under SFAS 128, primary earnings per share is replaced by basic earnings per share and fully diluted earnings per share is replaced by diluted earnings per share. SFAS 128 will require the retroactive restatement of all previously reported amounts upon adoption. Had the Company adopted SFAS 128 for the periods presented, basic and diluted earnings per share for the three months ended June 30, 1997 would have been $1.17 and $1.10, and for the three months ended June 30, 1996 would have been $1.49 and $1.38.

NOTE 5 -- COMMITMENTS AND CONTINGENCIES:

  In December 1996, the Company was advised of the intention to begin implementing a value added tax ("VAT") on goods manufactured in certain parts of China since July 1995, including where the Company's operations are located, and intended for export. The Company has not previously paid any such VAT on its exported Chinese manufactured products. The Company is in discussion with Chinese officials and has been assured that, not withstanding statements made by tax authorities, the VAT would not be applied to the Company. The Company therefore believes this matter will not have a material adverse effect on the Company's results of operations. Were the VAT to be applied to the Company, the Company could incur a significant charge to operations, as well as an increase in its cost of goods sold. As a result, the Company would seek to mitigate the future effect by reorganizing its operations in China. There can be no assurance that any application of the VAT to the Company would not have a material adverse effect on the Company's current or future results of operations, or that the Company's efforts to mitigate any impact of the VAT would be successful.

  The Company is involved in various legal actions and claims. In the opinion of management, the future settlements of such actions and claims will not have a material adverse effect on the Company's financial position or results of operations.

                          LOGITECH INTERNATIONAL S.A.
                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


OVERVIEW

  The Company's net sales are primarily derived from sales of two product lines, control devices and imaging solutions, and to a lesser extent from the sale of other products. Control devices include mice, trackballs, six degrees of freedom ("6DOF") controllers, touchpads, joysticks, gamepads, 3D game controllers and remote controls. In fiscal 1998 to date and in fiscal 1997, net sales of control devices accounted for a substantial majority of the Company's total net sales. Imaging solutions include color personal scanners and color digital video cameras. Other products include partner products, as well as product lines that are being phased out for strategic purposes.

  The following tables set forth net sales for each of the Company's product lines and net sales for each product line as a percentage of total net sales:


                                 THREE MONTHS ENDED JUNE 30,
                                -----------------------------
                                   1997              1996
                                -----------      ----------
                                      (IN THOUSANDS)
Net sales:
  Control devices..............     $79,884         $65,361
  Imaging solutions............       9,641          18,949
  Other........................         633              52
                                -----------      ----------
Total net sales................     $90,158         $84,362
                                ===========      ==========
Net sales:
  Control devices..............          88%             77%
  Imaging solutions............          11%             22%
  Other........................          12%              1%
                                -----------      ----------
Total net sales................         100%            100%
                                ===========      ==========

INITIAL PUBLIC OFFERING IN THE U.S.

  On March 27, 1997, the Company sold 200,000 registered shares from treasury in a U.S. initial public offering in the form of 2,000,000 American Depositary Shares ("ADS"), with hich net proceeds to the Company of $26.8 million. On April 25, 1997, the Company sold an additional 30,000 shares from treasury under an option granted to the underwriters to cover over-allotments, generating net proceeds of $4.5 million.

RESULTS OF OPERATIONS
  The following table sets forth certain consolidated financial statement amounts as a percentage of net sales for the periods indicated:

                                 THREE MONTHS ENDED JUNE 30,
                                -----------------------------
                                   1997              1996
                                -----------      ----------

Net sales......................     100.0%         100.0%
Cost of goods sold.............      71.4           70.1
                                  -------        -------
Gross profit...................      28.6           29.9
Operating expenses:
  Marketing and selling........      13.4           14.2
  Research and development.....       8.1            7.5
  General and administrative...       5.3            5.9
                                  -------        -------
Operating income...............       1.8            2.3
Interest income (expense), net.        .2            (.4)
Other income, net..............        .8            1.5
                                  -------        -------
Income before income taxes.....       2.8            3.4
Provision for income taxes.....       (.4)           (.5)
                                  -------        -------
Net income.....................       2.4%           2.9%
                                  =======        =======


COMPARISON OF THREE MONTHS ENDED JUNE 30, 1997 AND 1996

  Net Sales

  Net sales for the three months ended June 30, 1997 increased 7%. This increase was due to continued strong sales of control devices, which grew by 22% compared to the prior year. Control device sales into the OEM market increased during the quarter, reflecting growth in the PC market and increased demand for the Company's products from the majority of the leading PC vendors makers.

  Scanner sales in 1997 were below the comparable quarter from last year. Aggressive competition from low-end flatbed scanners which emerged in the previous quarter caused prices of sheetfed scanners to drop, and also resulted in slightly reduced unit sales. In addition, the move away from handheld scanners continued. The combination of lower sheetfed prices, slightly reduced volumes and lower handheld sales caused scanner revenue to decrease by over 50%. The Company expects this business to be characterized by very aggressive price competition and an unsettled environment for the next several quarters.

  Gross Profit

  Gross profit consists of net sales, less cost of goods sold which consists of materials, direct labor and related overhead costs, costs of manufacturing facilities, costs of purchasing finished products from outside suppliers, distribution costs and inventory write-offs. Gross profit increased 2% to $25.8 million, or 28.6% of net sales.

  Gross profit as a percent of net sales declined slightly compared to the prior year. This decrease resulted from the combination of three factors; the higher proportion of lower margin OEM sales, a significant reduction in scanner gross margins and the strengthening of the U.S. dollar. Despite these factors, the Company was able to maintain overall gross profit at the current level due to continuing success in achieving cost reductions in a number of areas, most notably in its high volume manufacturing operation in Suzhou, China.

  Marketing and Selling

  Marketing and selling expense consists of personnel and related overhead costs, corporate and product marketing, promotions, advertising, trade shows, customer and technical support and facilities costs. This expense was relatively flat compared to the prior year, growing by less than 1%. This reflects increased spending to launch a new visual marketing strategy that includes a refreshed logo, new packaging and other associated marketing materials offset by a decline in sales expense resulting primarily from lower retail sales volume. The Company's strategy in this area is to continue to build brand equity thereby protecting one of its key corporate assets.

  Research and Development

  Research and development expense consists of personnel and related overhead costs, contractors and outside consultants, supplies and materials, equipment depreciation and facilities costs. Research and development expense increased 14% to $7.3 million, or 8.1% of net sales. The vast majority of this increase was in the control device area. This reflects the Company's ongoing commitment to invest in developing future generations of products in this core business.

  General and Administrative

  General and administrative expense consists of personnel and related overhead and facilities costs for the finance, information systems, executive, human resources and legal functions. General and administrative expense decreased by 3% to $4.8 million, or 5.3% of net sales. This decrease resulted primarily from a reduction in compensation expense associated with employee stock benefit plans.

  Interest Income (Expense)

  Interest income for the most recent quarter was $0.2 million, compared to expense of $0.3 million in the prior year. The improvement was the result of a reduction in bank borrowings and an increase in interest bearing cash and cash equivalents made possible by cash flow from operations and the proceeds from the Company's U.S. initial public offering.

  Other Income (Expense)

  Other income decreased from $1.3 million in the prior year to $0.7 million. This reduction was primarily due to significantly lower net foreign exchange gains.

  Provision for Income Taxes

  The provision for income taxes consists of income and withholding taxes. The amount recorded in each period reflects management's best estimate of the effective tax rate for the fiscal year. Estimates are based on factors such as management's expectations as to payments of withholding taxes on amounts repatriated through dividends, the jurisdictions in which taxable income is generated, changes in local tax laws and changes in valuation allowances based upon the likelihood of recognizing deferred tax assets. The provision for income taxes for the three months ended June 30, 1997 decreased slightly to $0.4 million, representing a 15.1% effective tax rate, from a 15.4% effective tax rate for the three months ended June 30, 1996.

LIQUIDITY AND CAPITAL RESOURCES

  As of June 30, 1997, the Company had cash and cash equivalents of $30.9 million. The Company also had credit lines with several European and Asian banks totaling $48.5 million as of that date. As is common for business in European countries, the Company's credit lines are uncommitted and unsecured. Despite the lack of formal commitments from its banks, the Company believes that these lines of credit will continue to be made available because of its long-standing relationships with these banks. As of June 30, 1997, there were $5.0 million of borrowings outstanding under these facilities.

  The Company's operating activities generated cash of $2.8 million for the three months ended June 30, 1997, primarily from net income adjusted for depreciation, partially offset by an increase in the Company's working capital requirements. Operating activities generated cash of $15.5 million for the three months ended June 30, 1996, primarily from net income adjusted for depreciation and reduced working capital requirements.

  The Company's investing activities used cash of $3.7 million and $2.7 million for the three months ended June 30, 1997 and June 30, 1996, primarily for capital expenditures.

  Net cash used in financing activities for the three months ended June 30, 1997 was $6.8 million. This amount reflects cash proceeds of $4.5 million received in April 1997 from the sale of additional registered shares under an option granted to the underwriters of the initial public offering in the U.S. to cover over-allotments. The Company had additional proceeds of $1.6 million from the sale of treasury shares. These cash proceeds, along with part of the $26.8 million received in March 1997 from the U.S. initial public offering, were used to pay down short-term debt by $12.9 million in the three months ended June 30, 1997. The net cash of $9.2 million used in the three months ended June 30, 1996 represents principally the pay down of short-term debt.

  The Company believes that it will continue to make capital expenditures in the future to support ongoing and expanded operations and that such expenditures may be substantial. The Company believes that its cash and cash equivalents, cash from operations, and available borrowings under its bank lines of credit will be sufficient to fund capital expenditures and working capital needs for the foreseeable future.

CERTAIN FACTORS AFFECTING OPERATING RESULTS

  It is the Company's belief that this quarterly report on Form 6-K may contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities and Exchange Act of 1934. Predictions of future events are inherently uncertain. Actual events could differ materially from those predicted in the forward-looking statements. Any forward-looking statements in this document are intended to be subject to the safe harbor protection provided by Sections 27A and 21E. Those statements related to i) price competition and an unsettled environment in the scanner market, ii) the Company's brand strategy and research and development strategy,
iii) bank credit line availability, iv) cash liquidity availability, and v) the outcome of contingencies.

  Factors that could affect the Company's operating results and financial condition include (i) potential fluctuations in future operating results due to product life cycles and seasonality, (ii) the concentration of the Company's manufacturing operations in China and Taiwan which could be impacted by political instability and strains on infrastructure, (iii) the outcome of the potential Chinese VAT, (iv) the risk of margin declines due to an increasing proportion of sales of lower margin products or to continued price pressure, (v) the risks of transacting a substantial portion of business outside of the United States, including tariffs and taxes, trade barriers, staffing, political risks, and foreign currency fluctuations, (vi) intense competition, a trend of declining average selling prices and performance enhancements of competing products, (vii) the Company's ability to develop new, technologically-advanced products and enhancements in a market characterized by rapidly changing technology and frequent new product introductions, (viii) dependence on control device products and the less favorable experience with imaging solution products, (ix) potential fluctuations in the Company's effective tax rate, which may be affected by changes in or interpretation of tax laws in the multiple jurisdictions in which it operates, utilization of net operating losses and tax credit carry forwards, changes in management's assessment of matters such as the realizability of deferred tax assets.

  For discussions identifying other factors that could cause actual results to differ from those anticipated in the forward-looking statements, see "Description of Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's Form 20-F for the year ended March 31, 1997. The Company cautions that the foregoing list of risk factors is not exclusive.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

                                 Logitech International S.A.



                                 By:  /s/ Daniel Borel
                                      --------------------------
                                      Daniel Borel
                                      Chief Executive Officer


                                 By:  /s/ Barry Zwarenstein
                                      --------------------------
                                      Barry Zwarenstein
                                      Chief Finance Officer,
                                      Chief Accounting Officer,
                                      and U.S. Representative

August 15, 1997